UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Broadmark Realty Capital Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Titles of Class of Securities)

11135B 100

(CUSIP Number)

November 14, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11135B 100	SCHEDULE 13G	Page 1 of 7

1	NAME OF REPORTING PERSON HN Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 10,010,136(1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,010,136(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,010,136(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.30%(3)
12	TYPE OF REPORTING PERSON OO

(1)
The securities are held directly by HN Investors LLC (the “Sponsor”).  Sean A. Hehir and Lee S. Neibart (together with the Sponsor, the “Reporting Persons”) are the managers of the Sponsor and share voting and investment discretion with respect to the common stock held of record by the Sponsor. As a result, each of the Reporting Persons may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor.  Each of the Reporting Persons disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein, directly or indirectly.  A majority of the shares of common stock, par value $0.001 per share (the “Common Stock”), of Broadmark Realty Capital Inc. (the “Issuer”) and a lesser amount of the private placement warrants of the Issuer (the “Private Placement Warrants”) to acquire shares of Common Stock held by the Sponsor are expected to be transferred to Trinity Real Estate Investments LLC, a Delaware limited liability company and an entity with which the Sponsor is affiliated (“Trinity Investments”) following expiration of certain lock-up restrictions applicable to the Sponsor.  Such amounts are expected to represent less than 5% of beneficial ownership in the Issuer.

(2)
Reflects (i) 4,823,640 shares of Common Stock currently held by the Sponsor, as described under Item 1, Description of Registrant’s Securities to be Registered, under the heading “Common Stock” in the Issuer’s registration statement on Form 8-A (File No. 001-39134) (the “Registration Statement”) with no expiration date, and (ii) 5,186,676 shares of Common Stock issuable upon exercise of 5,186,676 Private Placement Warrants owned by the Sponsor, as described under Item 1, Description of Registrant’s Securities to be Registered, under the heading “Warrants—Private Placement Warrants” in the Issuer’s Registration Statement.  Each Private Placement Warrant is exercisable to purchase one share of Common Stock of Broadmark Realty Capital Inc. at $11.50 per share, subject to adjustment, and becomes exercisable 30 days after the completion of the initial business combination.

(3)
The calculation is based on 137,201,311 shares of Common Stock, which includes (i) 132,014,635 shares of Common Stock issued and outstanding as of November 14, 2019, as reported by the Issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 20, 2019, and (ii) 5,186,676 shares of Common Stock issuable upon exercise of 5,186,676 Private Placement Warrants reported herein.

CUSIP No. 11135B 100	SCHEDULE 13G	Page 2 of 7

1	NAME OF REPORTING PERSON Sean A. Hehir
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 10,010,136(1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,010,136(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,010,136(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.30%(3)
12	TYPE OF REPORTING PERSON IN

(1)
The securities are held directly by the Sponsor.  Sean A. Hehir and Lee S. Neibart are the managers of the Sponsor and share voting and investment discretion with respect to the common stock held of record by the Sponsor. As a result, each of the Reporting Persons may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor.  Each of the Reporting Persons disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein, directly or indirectly.  A majority of the shares of Common Stock and a lesser amount of the Private Placement Warrants to acquire shares of Common Stock held by the Sponsor are expected to be transferred to Trinity Investments following expiration of certain lock-up restrictions applicable to the Sponsor.  Such amounts are expected to represent less than 5% of beneficial ownership in the Issuer.

(2)
Reflects (i) 4,823,640 shares of Common Stock currently held by the Sponsor, as described under Item 1, Description of Registrant’s Securities to be Registered, under the heading “Common Stock” in the Issuer’s Registration Statement with no expiration date, and (ii) 5,186,676 shares of Common Stock issuable upon exercise of 5,186,676 Private Placement Warrants owned by the Sponsor, as described under Item 1, Description of Registrant’s Securities to be Registered, under the heading “Warrants—Private Placement Warrants” in the Issuer’s Registration Statement.  Each Private Placement Warrant is exercisable to purchase one share of Common Stock of Broadmark Realty Capital Inc. at $11.50 per share, subject to adjustment, and becomes exercisable 30 days after the completion of the initial business combination.

(3)
The calculation is based on 137,201,311 shares of Common Stock, which includes (i) 132,014,635 shares of Common Stock issued and outstanding as of November 14, 2019, as reported by the Issuer in its Form 8-K filed with the Commission on November 20, 2019, and (ii) 5,186,676 shares of Common Stock issuable upon exercise of 5,186,676 Private Placement Warrants reported herein.

CUSIP No. 11135B 100	SCHEDULE 13G	Page 3 of 7

1	NAME OF REPORTING PERSON Lee S. Neibart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 10,010,136(1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,010,136(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,010,136(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.30%(3)
12	TYPE OF REPORTING PERSON IN

(1)
The securities are held directly by the Sponsor.  Sean A. Hehir and Lee S. Neibart are the managers of the Sponsor and share voting and investment discretion with respect to the common stock held of record by the Sponsor. As a result, each of the Reporting Persons may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor.  Each of the Reporting Persons disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein, directly or indirectly.  A majority of the shares of Common Stock and a lesser amount of the Private Placement Warrants to acquire shares of Common Stock held by the Sponsor are expected to be transferred to Trinity Investments following expiration of certain lock-up restrictions applicable to the Sponsor.  Such amounts are expected to represent less than 5% of beneficial ownership in the Issuer.

(2)
Reflects (i) 4,823,640 shares of Common Stock currently held by the Sponsor, as described under Item 1, Description of Registrant’s Securities to be Registered, under the heading “Common Stock” in the Issuer’s Registration Statement with no expiration date, and (ii) 5,186,676 shares of Common Stock issuable upon exercise of 5,186,676 Private Placement Warrants owned by the Sponsor, as described under Item 1, Description of Registrant’s Securities to be Registered, under the heading “Warrants—Private Placement Warrants” in the Issuer’s Registration Statement.  Each Private Placement Warrant is exercisable to purchase one share of Common Stock of Broadmark Realty Capital Inc. at $11.50 per share, subject to adjustment, and becomes exercisable 30 days after the completion of the initial business combination.

(3)
The calculation is based on 137,201,311 shares of Common Stock, which includes (i) 132,014,635 shares of Common Stock issued and outstanding as of November 14, 2019, as reported by the Issuer in its Form 8-K filed with the Commission on November 20, 2019, and (ii) 5,186,676 shares of Common Stock issuable upon exercise of 5,186,676 Private Placement Warrants reported herein.

CUSIP No. 11135B 100	SCHEDULE 13G	Page 4 of 7

Item 1(a).	Name of Issuer:

Broadmark Realty Capital Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1420 Fifth Avenue, Suite 2000
Seattle, WA 98101

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1	HN Investors LLC

2	Sean A. Hehir

3	Lee S. Neibart

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:
c/o Trinity Real Estate Investments LLC
55 Merchant Street, Suite 1500
Honolulu, HI 96813

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number:

11135B 100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

CUSIP No. 11135B 100	SCHEDULE 13G	Page 5 of 7

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4.	Ownership

1)	Amount beneficially owned:

See responses to Item 9 on each cover page.

2)	Percent of class:

See responses to Item 11 on each cover page.

3)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following £.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 11135B 100	SCHEDULE 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2019

HN Investors LLC

By:	/s/ Sean A. Hehir
Name:	Sean A. Hehir
Title:	Manager

Sean A. Hehir
/s/ Sean A. Hehir
Name:	Sean A. Hehir

Lee S. Neibart
/s/ Lee S. Neibart
Name:	Lee S. Neibart

CUSIP No. 11135B 100	SCHEDULE 13G	Page 7 of 7

Exhibit Index

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated as of November 25, 2019, by and among HN Investors LLC, Sean A. Hehir and Lee S. Neibart.